UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00032

Delaware	46-1942864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4700 South Boyle Ave., Vernon, CA	90058
(Address of principal executive offices)	(Zip Code)

209-651-0172
Registrant’s telephone number, including area code

Series A Preferred Stock Series A-2 Preferred Stock Series A-3 Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the terms “we”, “Digital Brands Group”, “Denim.LA”, or “the company” refers to Denim.LA, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

OUR BUSINESS

Company History

The company was founded in 2012 as Denim.LA, LLC with the premise of selling premium essentials online, including jeans, shorts, tops, accessories, and gift cards. In January 2013, the company converted into and reincorporated as Denim.LA, Inc. From September 2012 to August 2014, the company operated under the trade name “20JEANS”, and since September 2014, the company began operating as “DSTLD”.

In 2018, the company decided to internally re-organize around a multi-brand strategy with a shared services model, where the core functional teams would support multiple digital first brands that each have their own identity, website, product line, customer base, and creative team. We plan to grow our brand portfolio by either creating brands internally or acquiring existing companies and weaving their creative and operational teams into ours. We will operate the company under the name Digital Brands Group, and will initially exist as a DBA of Denim.LA, Inc. The first two brands of the Group will be DSTLD and ACE Studios. The Digital Brands Group organization will consist of teams across finance, accounting, operations, marketing, analytics, supply chain/production, customer service, logistics, retail, and investor relations, which will support the various brands, each of which will have their own creative team.

In 2020, as part of our multi-brand strategy, we acquired Bailey 44, LLC in February 2020. We entered into an acquisition agreement in October 2020 with the holder of the membership interests in Harper & Jones, LLC that will close concurrently with the closing of an initial public offering.

DSTLD

Brand Summary

DSTLD focuses on minimalist design, superior quality, and only the essential wardrobe pieces. We deliver casual luxury rooted in denim; garments that are made with exhaustive attention to detail from the finest materials for a closet of timeless, functional staples. Our brand name “DSTLD” is derived from the word ‘distilled,’ meaning to extract only the essentials. As such, DSTLD boasts an line of key wardrobe pieces in a fundamental color palette of black, white, grey, and denim.

Our denim prices range from $75 to $95; similar quality brands produced at the same factories wholesale for approximately $95 to $125 and retail for $185 to $350. Our tee shirts and tops will range $30 to $90, similar quality brands produced at the same factories wholesale for approximately $25 to $75 and retail for $60 to $250. Our casual pants will range $85 to $109, similar quality brands produced at the same factories wholesale for approximately $85 to $115 and retail for $175 to $250.

Principal Products and Services

DSTLD focuses on minimalist design, superior quality, and only the essential wardrobe pieces. We deliver casual luxury rooted in denim; garments that are made with exhaustive attention to detail from the finest materials for a closet of timeless, functional staples. Our name is derived from the word ‘distilled,’ meaning to extract only the essentials. As such, DSTLD boasts an unembellished line of key wardrobe pieces in a fundamental color palette of black, white, grey, and denim.

DSTLD has developed a highly scalable formula for success through our evolved e-commerce approach, allowing us to invest in what matters (people, product, and our production partners), rather than skimping on quality or ethical labor standards to reduce costs.

DSTLD offers the following clothing and accessories:

Men’s Jeans: DSTLD designs and sells premium grade denim at one-third the typical price of its contemporary brand competitors. While most premium denim is sold for $180+, DSTLD’s jeans start at just $75. We offer four proprietary men’s fits, which have been perfected by our own veteran denim patternmaker and our designer, as well as tested on highly experienced fit models. Our cuts range from our most fitted style, the Skinny, to our most relaxed style, the Straight Leg. DSTLD works with a curated selection of premium fabrics, like American made denim from the U.S.’s most esteemed denim mill, Cone Mills, Japanese fabric from Japan’s Kaihara Mill, ISKO fabric from Turkey, as well as Raw denim and lightweight Slub Twill denim. All of DSTLD’s pants are crafted utilizing top-level techniques, such as chain stitching, bar tacking, and clean-finished seams, and finished with premium details (No. 5 YKK zippers, durable khaki pockets, and sanforized and mercerized to protect against shrinkage).

Men’s Shorts + Bottoms: DSTLD recently introduced Selvedge Chinos to its line, available in black, white, and charcoal. Our Selvedge Chino is made from a mid-weight cotton-twill with 2% stretch for extra comfort. Soon, we’ll be launching a cotton-jersey blend Jogger pant for more casual appeal. Designed as a smart take on sportswear, our Joggers have a tapered leg and zip pockets. Bottoms range from $75 - $95.

Men’s Tees + Tops: DSTLD offers a variety of tees, long sleeved tops, polo shirts, button downs, and layering pieces. All t-shirts, polos, and long sleeved tops are made in Los Angeles and cut from 100% cotton, in a modern, slim-fitted design. T-shirts come in three styles: Modern Crew Neck, Crew Neck, and V-Neck. We utilize different types of woven cotton, including Cotton Slub, Cotton Piqué, and Heathered yarns, for a diverse selection of styles. All tops are pre-shrunk and finished with either a garment dye or pigment dye process, which helps achieve a soft hand and rich coloration. T-shirts and Polos range from $27 - $50. DSTLD has also recently introduced a variety of Denim and Plaid Button Down shirts to round out its tops offering. Button downs are washed to achieve a broken-in feel, feature a slim fit, and contain some stretch for extra comfort. Button downs are priced at $75 - $90.

Women’s Jeans: DSTLD designs and sells premium grade denim at one-third the typical price of its contemporary brand competitors. While most premium denim is sold for $180+, DSTLD’s jeans start at just $85. We offer four different fits for women: High Waisted Skinny, Mid Rise Skinny, Boyfriend Jeans, and Mom Jeans. Styles include black jeans, ripped jeans, and multiple shades of indigo jeans. All of our women’s fabrics include varying levels of stretch (depending on style) to ensure the denim retains its shape wear after wear. We have designed and perfected our women’s fits with our own veteran denim patternmaker and our designer. Premium construction and finishes include a dual-layer contoured waistband that hugs the hips for a “no gap” fit, lay flat seams, YKK zippers, and custom debossed trims.

Women’s Dresses + Bottoms: DSTLD currently offers a full selection of Shorts, Skirts, Dresses and Leggings. Shorts range from classic denim and sporty cotton blends to casual silk and leather options. Skirts include denim miniskirts to mid- to knee-length varieties in stretch leather and suede. Recently, we have expanded our dress collection to include Silk dresses (two styles), T-shirt dresses (two styles, a Blazer dress, and an oversized Crepe dress. Rounding out the bottoms category are our Leather, Suede, and Poly-blend leggings. Dresses and bottoms range from $65 - $300.

Women’s Tees + Tops: At the core of our basics collection are our classic Tees and Tops. These range from silk blouses, wool sweaters, cotton and modal t-shirts (made in Los Angeles), a variety of tank tops, denim button downs, and a blazer, all made from the finest materials and available in diverse fits. These range from $25 to $125.

Outerwear: DSTLD offers a wide range of men’s and women’s outerwear, constructed of the best materials and made in a variety of factories around the world. We offer classic and fashion-forward styles across both our men's and women's outerwear lines. For women, styles include Bombers (2 styles), Leather Moto Jackets (six styles), Wool Coats (three styles), Denim Jackets (three styles), and a Military Jacket. For men, styles include Moto Jackets (two styles), Bombers (five styles), Denim Jackets (four styles), Blazers (two styles), Wool Coats (two styles), a Travel Hoodie, Lightweight Shirt Jackets (five styles), and a Military Jacket. Outerwear ranges from $95-$380, depending on the style and material.

Accessories: DSTLD’s curated selection of accessories includes everyday essentials, like hats, beanies, scarves, gloves, belts, small leather goods, and a unisex leather bag collection. We offer a variety of belt styles for both men and women, all made in Los Angeles. These include our Men’s Standard belt, designed for more casual, everyday wear, our Men’s Thin belt, designed for more upscale occasions, and our Women’s Western belt. These currently sell for $45 - $95. We offer small leather goods for both men and women, as well as a unisex leather bag collection. Leather goods range from a credit card holder wallets to backpacks and totes. Our leather accessories start at $35. We also offer unisex hats, beanies, gloves and scarves, made from a variety of materials including cashmere, wool, polyester, and leather. These range from $35-$95.

Market

While the entire adult population of the United States are prospective purchasers of our products, our target market includes college-educated younger professionals with higher levels of discretionary income. The company’s targeted market includes men and women 18 years and older who are comfortable with purchasing apparel and accessories online. Our research shows that our typical customers have an average age of 30 and an average household income of $58,000. Additionally, 75% are college educated and 60% are single.

According to a report by Technavio from August 2015, the global denim jeans market was valued at $58 billion for the year 2014, and it continues to grow on account of its lifespan as compared to other apparel. This market is further classified into three major categories such as mass-market denim jeans, standard or economy jeans, and premium denim jeans. Geographically, North Americans have been the largest consumers of denim jeans, followed by consumers in Western Europe, Japan, and Korea. DSTLD did not commission the market study from Technavio. Revenue from these regions of the World make up an immaterial amount of total sales.

The Technavio study goes on to show that premium denim accounts for roughly 26% of the overall jeans market and is regarded as the segment with the highest potential for growth. The company plans to address this market by offering premium quality at fast fashion pricing.

Additionally, Statista states that the global e-commerce segment of fashion and apparel was valued at $408 billion in 2017, with more than $100 billion of that occurring in the denim jeans space and is predicted to increase by a compound annual rate of 10.6%. By 2022, online sales are expected to grow to $706 billion. With more and more sales happening online, DSTLD is at the forefront of the growing e-commerce movement.

Design and Development

Our products are designed at the company’s headquarters in Vernon. Several of our employees are engaged in analyzing trends, markets, and social media, utilizing historical data and industry tools to identify essential styles. We expanded our design team and will continue to add team members as needed. With more depth and experience on our product team we’ve been able to implement a more rigorous quality control process, focus on product development, and improve vendor relationships.

The time taken to design new styles is generally one to two months. After design, we create multiple samples to micro-test styles, and preview those styles to top customers via email marketing and surveys to obtain design feedback. The sampling process takes approximately one month. We then test a minimum order quantity on our website to determine actual demand. We can determine actual demand by launching paid (Facebook, Google, Affiliate, etc.) and unpaid (Email, PR outreach, etc.) marketing campaigns that drive traffic at specific products. This allows us to establish, in a relatively short period of time, how a product performs compared to other past best sellers in similar categories. The replenishment program starts immediately after the product passes the test phase. Using tools such as Google Analytics and RJ Metrics to analyze real-time sales data by size and color, we determine precise re-order quantities.

Product Suppliers

We work with a variety of apparel manufacturers in North America, Europe, and Asia. Our current suppliers are mostly in Europe and supply the majority of our bottoms, tops, and accessories. We only work with full package suppliers, which supply fabric, trims, along with cut/sew/wash services, only invoicing us for the final full cost of each garment. This allows us to maximize cash flows and optimize operations.

We source our products from a variety of manufacturers around the globe. When deciding which factory to source a specific product from, we take into account the following factors:

-	Cost of garment

-	Retail price for end consumer

-	Production time

-	Minimum order quantity

-	Shipping/delivery time

-	Payment terms

By taking all of these into consideration, we can focus on making sure we only have the most in-demand and highest quality products available for sale to our customer at the best price and most sustainable margin for our business.

Marketing

Acquisition Marketing

Currently, DSTLD advertises through multiple online channels which are composed of the following:

Paid Social Media Marketing: This is our primarily acquisition channel, and it is composed almost entirely of paid Facebook and Instagram marketing.

Affiliate Marketing: With select online publications and influencers, we’ve established various CPA or Rev Share agreements. These have proven effective in incentivizing influencers or media to push our product and allowing us to only pay partners based on performance.

Social Media Marketing: We leverage the followers on our Instagram (where we are now a “verified” brand and have over 75,300 followers) and Facebook accounts to make regular posts highlighting new products, brand stories, and other topics and images we deem “on brand”. By being a verified brand, our followers can shop products directly from our posts. We are also able to link to products in the Stories feature.

Email Marketing: We leverage an email platform that allows us to send out a variety of promotional, transactional, and retargeting emails, with the main goal of driving increased site traffic and purchases. Promotional emails are typically focused around new product launches and style lookbooks; transactional emails are usually one-time sends to users/customers based on their interaction with the site (e.g. New User Sign Up, Purchase Follow Up, etc.); examples of retargeting emails are abandoned cart email, browse abandoned email, recommended product to buy email, and inventory back in stock email. Additionally, we send branded content emails that highlight on-brand artists, musicians, or other creatives we’ve collaborated with to further DSTLD’s brand ethos.

Retargeting: We engage the services of certain Retargeting engines that allow us to dynamically target our visitors on third party websites via banner/content ads, such as CNN.com and Yahoo.com.

Content Marketing: We use content marketing platforms that allow us to serve up native ads in the form of articles promoting our brand story and specific products.

Search Engine Optimization: This is the process of maximizing the number of visitors to our website by increasing our rankings in the search results on the Google, Bing, and Yahoo search engines. This is done by optimizing 1) our onsite content, by making sure our pages, titles, tags, links, and blog content is structured to increase our search results on certain keywords, and 2) our offsite content, which is the number of external websites linking to our website, usually through press articles and other advertising channels.

Print Advertising: Periodically we place print advertisements in magazines and purchase billboards in major metropolitan areas to drive increased site traffic and brand awareness.

Retail Pop-Up Stores: In 2017 and 2018 DSTLD successfully tested retail pop-up locations in the Los Angeles, CA and New York, NY. These were “try on only” experiences with select and limited inventory. Customers bought from our website on a store device or their own device to make a purchase. In the past we had implemented stand-alone stores that are DSTLD only and we have done brand collaborations where we display our products alongside similar direct to consumer brands. As we grow the Digital Brands Group portfolio, we may launch additional retail locations and, also incorporate our other brands into multi-brand retail stores. As the retail leasing market changes with the continuing shuttering of traditional retail brick & mortar locations, we plan to continue to allocate additional marketing resources and spend into expanding our retail footprint, making it the tenet of our long-term customer acquisition strategy.

Video / Blog Content: We have expanded our on-site content offering to include videos and creative blog posts. Videos and blog posts include interviews with our Designer, a behind-the-scenes look at how products are made, features of other artists or creatives, and photo shoots.

Public Relations

To generate ongoing organic and word-of-mouth awareness, we routinely work with print and online media outlets to announce new products and develop timely news stories. We’re regularly in contact with the top fashion, business, and tech writers in order to capitalize on celebrity fashion features, e-commerce trend pieces, or general brand awareness articles. We have a full-time, in-house publicist and we also utilize outside agencies from time to time. Twice a year, we visit the major fashion, tech, and news outlets in New York City to keep them up to date on our latest launches and any relevant company developments. We also consistently host local Los Angeles press at our office space.

To date, DSTLD has been featured in the top TV, fashion, and business outlets, including TODAY Show, MSNBC, Vogue.com, FastCompany.com, Esquire.com, Women’s Health, ELLE.com, MarieClaire.com, VanityFair.com, Refinery29, MensJournal.com, GQ.com, AOL.com, Forbes.com, TechCrunch.com, USA Today, TIME, Business of Fashion, Digiday.com, NBCNews.com, and Us Weekly to name a few.

Instagram and Influencer Marketing

Instagram and influencer marketing is one of the largest initiatives for us. On a daily basis, we reach out to and receive requests from tastemakers in fashion, lifestyle, and photography. We’ve developed a certain set of criteria for working with influencers (ie: engagement level, aesthetic, audience demographic) that have enabled us to garner impactful impressions. Our focus is not on the size of an account, but on creating organic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platform rewardStyle, which is the parent company of LiketoKnow.it, the first influencer platform to make Instagram shoppable (users receive an email directly to their inbox with complete outfit details when they “Like” a photo with LiketoKnow.it technology). Additionally, we’ve developed our own in-house affiliate program to further incentive influencers to promote our products. We offer up to $20 per new customer generated or 10% of total monthly new customer sales to select partners.

Celebrity Gifting

We approach celebrity gifting in a strategic, discerning manner. We have longstanding, personal relationships with the industries top stylists; we do not send clothing blindly or unsolicited. We have successfully placed clothing (and as a result, fashion press) on A-list celebrities like Kendall Jenner, Gigi Hadid, Bella Hadid, Selena Gomez, Carrie Underwood, Mila Kunis, Gwen Stefani, Sofia Richie, and Ben Affleck to name a few.

Referral Marketing

DSTLD currently employs a rewards-based Share + Earn program to encourage customers to refer friends. When a customer refers a friend, that friend receives $10 off his or her first purchase, and the referrer receives $20 off his or her next purchase when that friend places an order with DSTLD.

Distribution

Our products are sold solely online, through our website. Our website is built on a custom Ruby on Rails platform with Spree (Ruby Gem) backend. Our website can be accessed via desktop, tablet or smartphone. We forgo the middlemen (department stores and boutiques) to offer premium denim and luxury essentials at or about 1/3 the traditional retail price.

During 2019, all of our sellable product was stored with Newgistics in their Commerce, CA distribution facility. In addition to storing our product, they were also responsible for receiving and processing new product deliveries, processing and shipping outbound orders, and processing and shipping customer returns. In 2020, these functions were brought in-house after our acquisition of Bailey44, LLC.

We offer free shipping and returns to all our customers in the United States. We also offer customers the option to upgrade to Ground Shipping or 2-Day Shipping for an additional cost. We also offer international shipping to 40+ countries.

Competition

We face direct competition from other digitally competent, vertically integrated brands such as Everlane, Ayr, Bonobos, JackThreads, and The Arrivals.

Everlane is the most direct analogue in terms of product/market fit. The price point and positioning is similar and they, like DSTLD, do not put products on sale at the end of a season in order to make room for a new collection/seasons, which is brand positioning usually reserved for luxury brands at the top end of the market.

Some of these brands market themselves as full price and do several sales per year.

All of these companies use digital paid acquisition as a primary driver of their businesses and have in depth competency in digital marketing and brand.

More broadly, there are thousands of competitors in the highly fragmented apparel category including fast fashion players including Zara, H&M, Uniqlo, and Gap which all compete for DSTLD’s wallet share at our affordable price point.

Customers

As of December 2019, DSTLD had 90,600 paying customers, approximately 38% of which are female and 62% are male customers. Over 23% of our customers have purchased more than once with us. Our repeat customer AOV was approximately $125 in 2017, $119 in 2018 and $150 in 2019, while new customer AOV was $114 in 2016, $126 in 2017, $137 in 2018 and $168 in 2019. Management is focused on driving repeat customer purchases and AOV through data analysis and strategic win back campaigns. Those are unaudited figures and represent management’s best estimate based on purchaser data. The top five states where our customers reside are California, New York, Texas, Illinois, and Washington.

Employees

As of September 2020, the company had 9 total employees, working on one location in the United States, at our main office in Vernon, California. The employees are responsible for managing the following areas: Customer Service (one), Finance & Operations (one), Marketing (two), Technology (one), Product (one), and Executive (three).

ACE Studios

Brand Summary

ACE Studios will design and offer luxury men’s suiting with superior performance, superb fits, and excellent quality at an exceptional value. We will offer men’s classic tailored apparel with premium and luxury fabrics and manufacturing. We work with the same high-quality mills and factories in the world as the leading luxury brands. We believe most customers have different shapes and sizes, so we plan to offer multiple fits for our products. We sidestep the middleman and sell our products ourselves, allowing us to offer top-tier quality without the standard retail markup.

Our suits will range from $295 to $495; similar quality brands produced at the same factories wholesale for approximately $300 to $600 and retail for $600 to $1,200. Our dress shirts will range $55 to $65, similar quality brands produced at the same factories wholesale for approximately $50 to $75 and retail for $95 to $150. Our casual pants will range $85 to $109, similar quality brands produced at the same factories wholesale for approximately $85 to $115 and retail for $175 to $250.

Principal Products and Services

Ace Studios designs and offers luxury men’s suiting with superior performance, superb fits, and excellent quality at an exceptional value.

We focus on our five core tenants: Unexpected Luxury, Superior Performance, Superb Fits, Excellent Quality and Exceptional Value.

ACE Studios offers and plans to offer the following clothing:

Men’s Suits: ACE Studios will design and sell luxury and performance suits at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct-to-consumer competitors. While most wholesale brand suits retail for $700 to $1,200 and direct to consumer brand suits retail for $495 to $900, we will start at $295. We will offer two fits: Tailored and Slim. We will use one of the best Italian mills for our suits priced $395 and above, while we will use one of the best European mills for our suits priced at $295. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Men’s Dress Shirts: ACE Studios will design and sell luxury and performance dress shirts at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct-to-consumer competitors. While most wholesale brand dress shirts retail for $100 to $150 and direct to consumer brand suits retail for $75 to $125, we will start at $55. We will offer three fits: Tailored, Slim and Extra Slim. We will use one of the best Italian mills for one of our dress shirts priced $65 and above, while we will use one of the best Asian, Indian and European mills for our dress shirts priced at $55. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Men’s Luxury Performance Tees and Polos: ACE Studios will design and sell luxury performance tees and polos at one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand luxury performance tees and polos retail for $125 to $175 and direct to consumer brand suits retail for $125+, we will start at $89. We will use one of the best boutique specialty vertically integrated knit operation in the world, which is located in Europe. They only make for the most luxurious brands in the world, and they specialize on superior fabrications and weaving.

Men’s Casual Pants: ACE Studios will design and sell luxury 5 pocket and Chinos at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand luxury 5 pocket and Chinos retail for $185 to $250 and direct to consumer brand suits retail for $125+, we will retail at $89 to $109. We will use one of the best cotton and linen Italian mills in the world. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Market

While the entire adult population of the United States are prospective purchasers of our products, our target market includes college-educated younger professionals with higher levels of discretionary income. The company’s targeted market includes men 21 years and older who are comfortable with purchasing apparel and accessories online. We believe the typical customers will be similar to those of DSTD, which have an average age of 30 and an average household income of $58,000. Additionally, we believe 75% are college educated and 60% are single.

According to a report by Euromonitor International from 2017, the global menswear market was valued at $429 billion for the year 2017, and is expected to grow 2.3% annually to $460 billion in year 2020. While menswear designer apparel was a $29 billion market in 2015 that is expected to grow 14% annually to $33 billion by 2020.

Design and Development

Our products are designed at the company’s headquarters in Vernon. Currently, one employee is engaged in analyzing trends, markets, and social media, utilizing historical data and industry tools to identify essential styles. This employee has built a men’s tailored clothing company before. The time taken to design new styles is generally several weeks. After design, we create multiple samples to try-on for fit, design, wearability and quality. The sampling process takes approximately one to two months based on the number and difficulty of changes.

We will then place a minimum viable order quantity to test on our website to determine actual demand. We will be able to determine actual demand by launching paid (Facebook, Google, Affiliate, etc.) and unpaid (Email, PR outreach, etc.) marketing campaigns that drive traffic at specific products. This will allow us to determine, in a relatively short period of time, how a product performs compared to our expectations. The replenishment program will start immediately after the product passes the test phase. Using tools such as Google Analytics and RJ Metrics to analyze real-time sales data by size and color, we will be able to determine precise re-order quantities.

Product Suppliers

We will work with a variety of mills and apparel manufacturers in North America, Europe, and Asia. We will choose the mills and suppliers based on delivering the best product first and foremost. Often times, a product will have multiple inputs that come from different regions of the world. These lead times are accounted for when determining costs, retail pricing, launch timing and replenishment.

When deciding which factory to source a specific product from, we take into account the following factors:

-	Quality of the fabrics, including its performance and luxury aspects

-	Quality of the cut and sew, plus the trim quality

-	Cost of garment

-	Retail price for end consumer

-	Production time

-	Replenishment process and timing

-	Minimum order quantity

-	Shipping/delivery time

By taking all of these into consideration, we can focus on making sure we only have the most in-demand and highest quality products available for sale to our customer at the best price and most sustainable margin for our business.

Marketing

Acquisition Marketing

ACE Studios will advertise through multiple online channels, using the knowledge of the DSTLD marketing team. The channels are composed of the following:

Paid Social Media Marketing: This will be our primarily acquisition channel, and it is composed almost entirely of paid Facebook and Instagram marketing.

Social Media Marketing: We will leverage the followers on our Instagram and Facebook accounts to make regular posts highlighting new products, brand stories, and other topics and images we deem “in brand”.

Email Marketing: We will leverage an email platform that allows us to send out a variety of promotional, transactional, and retargeting emails, with the main goal of driving increased site traffic and purchases. Promotional emails are typically focused around new product launches and style lookbooks; transactional emails are usually one-time sends to users/customers based on their interaction with the site (e.g. New User Sign Up, Purchase Follow Up, etc.); examples of retargeting emails are abandoned cart email, browse abandoned email, recommended product to buy email, and inventory back in stock email.

Retargeting: We will engage the services of certain Retargeting engines that allow us to dynamically target our visitors on 3rd party websites via banner/content ads, such as CNN.com and Yahoo.com.

Content Marketing: We will use content marketing platforms that allow us to serve up native ads in the form of articles promoting our brand story and specific products.

Search Engine Optimization: This is the process of maximizing the number of visitors to our website by increasing our rankings in the search results on the Google, Bing, and Yahoo search engines. This is done by optimizing 1) our onsite content, by making sure our pages, titles, tags, links, and blog content is structured to increase our search results on certain keywords, and 2) our offsite content, which is the number of external websites linking to our website, usually through press articles and other advertising channels.

Podcasts/Radio: We will test advertising on podcasts and terrestrial radio, where we have seen a great deal of success via certain shows and networks.

Print Advertising: Periodically we may place print advertisements in magazines and also purchase billboards in major metropolitan areas to drive increased site traffic and brand awareness.

Retail Pop Up Stores: We will follow DSTLD’s path regarding retail stores. DSTLD has successfully started to launch retail stores in major metropolitan areas where customers can touch, feel, and try on our product. These are exclusively “try on only” experiences and customers must still navigate to our website to make a purchase. We will plan to leverage DSTLD’s retail footprint by launching multi-brand stores where ACE Studios and DSTLD product can be sold in the same location. This will allow us to cut down on fixed costs and maximize sales per square foot. In larger metropolitan areas, we will have separate ACE Studios and DSTLD mono brand stores but in the same complex/area, allowing us to negotiate rates with one landlord and also share set up and logistical costs across two locations.

Public Relations

To generate ongoing organic and word-of-mouth awareness, we will work with print and online media outlets to announce new products and develop timely news stories. We will regularly be in contact with the top fashion, business, and tech writers in order to capitalize on celebrity fashion features, e-commerce trend pieces, or general brand awareness articles. We will leverage DSTLD’s full-time, in-house publicist and we will also utilize outside agencies from time to time. Several times a year, we will visit the major fashion, tech, and news outlets in New York City in order to keep them up to date on our latest launches and any relevant company developments. We will also consistently host local Los Angeles press at our office space.

Instagram and Influencer Marketing

Instagram and influencer marketing will be one of the largest initiatives for us. On a daily basis, we will reach out to and expect to receive requests from tastemakers in fashion, lifestyle, and photography. We will develop a certain set of criteria for working with influencers (i.e. engagement level, aesthetic, audience demographic) that will enable us to garner impactful impressions. Our focus will not be on the size of an account, but rather on creating organic relationships with influencers who are excited to tell our story. While most of our collaborations will be compensated solely through product gifts, we will also offer an affiliate commission of up to 20% through the influencer platform rewardStyle, which is the parent company of LiketoKnow.it, the first influencer platform to make Instagram shoppable (users receive an email directly to their inbox with complete outfit details when they “Like” a photo with LiketoKnow.it technology).

Celebrity Gifting

We will approach celebrity gifting in a strategic, discerning manner.

Referral Marketing

ACE Studios will employ a rewards-based Share + Earn program to encourage customers to refer friends. When a customer refers a friend, that friend will receive $20 off his or her first purchase, and the referrer will receive $20 off his or her next purchase when that friend places an order with ACE Studios.

Distribution

Our products will be sold solely online, through our website. Our website is built on a custom Ruby on Rails platform with Spree (Ruby Gem) backend. Our website can be accessed via desktop, tablet or smartphone. We forgo the middlemen (department stores and boutiques) to offer luxury and performance tailored apparel at or about 1/3 the traditional retail price.

All of our sellable product is stored with our Third Party Logistics (3PL) company, Newgistics, in their Commerce, CA distribution facility. In addition to storing our product, they are also responsible for receiving and processing new product deliveries, processing and shipping outbound orders, and processing and shipping customer returns.

We offer free shipping to all of our customers in the United States. We also offer customers the option to upgrade to Ground Shipping or 2-Day Shipping for an additional cost.

Competition

We face direct competition from other digitally competent, vertically integrated brands such as IndoChino, Suit Supply, Bonobos, Combat Gent, and Charles Tyrwhitt.

Suit Supply is the most direct analogue in terms of product/market fit. The price point and positioning is similar and they, like ACE Studios, do not put products on sale at the end of a season in order to make room for a new collection/seasons, which is brand positioning usually reserved for luxury brands at the top end of the market.

Some of these brands market themselves as full price and do several sales per year.

All of these companies use digital paid acquisition as a primary driver of their businesses and have in depth competency in digital marketing and brand. Some of them also have meaningful store footprints.

More broadly, there are many competitors in the highly fragmented tailored apparel category. Most of these brands are traditional wholesale brands, which include brands like Ted Baker, Canali, Peter Millar, J.Crew, Hugo Boss, Hickey Freeman, Ralph Lauren, which all compete for Ace Studio’s wallet share at our affordable price point.

Customers

As of December 2019, the brand had soft launched and therefore had acquired limited customers.

Employees

As of December 31, 2019, the Ace Studios brand has one full time employee working at the Denim.LA, Inc. headquarters in Vernon, CA. This current employee is also the CEO. As we get close to launching and post-launch, we will utilize the DSTLD brand Marketing, Customer Service, Finance and Operations and Technology teams.

Our Acquisition Strategy

We do not have any current plans, other than those disclosed in this document, to acquire any businesses, brands, or other entities, but we believe that the company is in a position to do so if the target is a good fit and the acquisition terms are in line with the benefits to our company. Our goal is to acquire brands in the $10 to $30 million range, and any acquisition would likely require a mix of cash and stock. The cash portion of any acquisition would likely come from obtaining financing from lenders or future equity financing rounds, neither of which have been identified. Such financing would require that the company take on new expenses related to either the servicing of new debt or broker commission fees. The goal with any potential acquisition is that the performance of the acquired brand would provide sufficient cash flow to cover any additional expenses. Any stock used for an acquisition would come from issuing additional shares of the company’s stock in exchange for the stock of the acquired entity. The issuance of stock would likely occur in a transaction that is not registered with the Securities and Exchange Commission and could result in the dilution of the investors in the Offering. Additionally, investor consent would not be sought.

THE COMPANY’S PROPERTY

We currently lease our premises and own no significant plant or equipment. As of December 2019, our team was located in our main corporate office located in downtown Los Angeles, CA. During 2020, we transitioned our corporate headquarters to Vernon, CA after the acquisition of Bailey44, LLC.

During 2019 and 2018, warehousing of finished product was done by our third-party logistics provider, Newgistics, at their facilities in Commerce, CA. All outbound orders and returns were processed at the Newgistics facility. During 2020, we transitioned this process in-house after our acquisition of Bailey44, LLC.

All of our production is done by third-party suppliers that operate in the Europe, United States, and Asia. We do not directly manage production in factories, and do not own or operate any production facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales, Net

Net sales decreased by $743,277 to $3.0 million in FY2019, compared to $3.8 million in FY2018. This decrease was due to a decrease in marketing expenses by $1.2 million as we focused on driving repeat customer revenue versus new customer revenue.

Our new Chief Marketing Officer (CMO) customer data analysis suggested that historically we acquired low quality customers who had little to no repeat purchase behavior and low average order values (AOV). Given this, our CMO wanted to (1) focus on acquiring high quality new customers through organic media channels and (2) driving repeat customer revenue by increasing the AOV and repeat purchase behavior.

Our new customer AOV increased 22.6% to $168 in 2019 compared to $137 in 2018. The new customer cohort also has a higher repeat behavior than prior years. Our repeat customer AOV increased 26.1% to $150 in 2019 compared to $119 in 2018. The repeat customer cohort also has a significantly higher repeat behavior than prior years.

While our net sales declined, we believe our customer base is now primarily higher quality customers with higher AOV and repeat purchase behavior. We also now better understand the type of new customer we need to target and where and how to acquire them.

Cost of Revenues

Cost of revenues decreased by $29,827 in FY2019 to $1.63 million from $1.66 million in FY2018. Costs of revenues as a percent of net revenues increased by 9.8% to 53.6% versus 43.9%, primarily due to an after Christmas promotion in 2018. The majority of orders associated with this 2018 Christmas promotion did not ship until January 2019 and had lower margins, which negatively impacted 2019 Cost of Goods Sold and gross profit margins.

Gross Profit

Gross profit decreased by $713,450 in FY2019 to $1.4 million from $2.1 million in FY2018. Gross margin decreased by 9.8% to 46.4% in FY2019 compared to 56.2% in FY2018, primarily due to the increased promotional activity from our December 2018 Christmas promotion.

The majority of orders associated with this 2018 Christmas promotion did not ship until January 2019 and contained lower margins, which negatively impacted our 2019 Gross Profit.

Operating Expenses

General and administrative expense increased by $1.5 million in FY2019 to $4.6 million compared to $3.1 million in FY2018 primarily due to (1) approximately $741,000 in expenses associated with a planned AIM offering on the London Stock Exchange that did not occur, (2) $232,921 for legal and accounting fees, (3) $148,000 in recruiting fees associated with hiring our Chief Marketing and Chief Financial Officer, and (4) $127,489 in rent expense (we terminated this lease in February 2020).

General and administrative expenses as a percentage of revenue increased by 68.4% to 151.1% in FY2019 compared to 82.6% in FY2018. A certain amount of these expenses will not carry forward in 2020.

Sales & Marketing

Sales and marketing expense decreased by $1.2 million in FY2019 to $0.9 compared to $2.0 million in FY2018 primarily due to focusing on driving repeat customer revenue and eliminating new customer acquisition marketing spend.

Sales and marketing expenses as a percentage of revenue decreased by 25.4% to 28.6% in FY2019 compared to 54.1% in FY2018 due to eliminating new customer growth marketing spending and focusing on driving repeat customer revenue.

Our new Chief Marketing Officer (CMO) customer data analysis suggested that historically we acquired low quality customers who had little to no repeat purchase behavior and low average order values (AOV). Given this, our CMO wanted to (1) focus on acquiring high quality new customers through organic media channels and (2) driving repeat customer revenue by increasing the AOV and repeat purchase behavior.

Our new customer AOV increased 22.6% to $168 in 2019 compared to $137 in 2018. The new customer cohort also has a higher repeat behavior than prior years. Our repeat customer AOV increased 26.1% to $150 in 2019 compared to $119 in 2018. The repeat customer cohort also has a significantly higher repeat behavior than prior years.

While our net sales declined, our customer base is now primarily higher quality customers with higher AOV and repeat purchase behavior. We also now better understand the type of new customer we need to target and where and how to acquire them.

Distribution

Distribution expense decreased by $174,632 in FY2019 to $0.8 million compared to $1.0 million in FY2018 primarily due to lower revenue, which resulted in lower distribution expenses.

Distribution expenses as a percentage of revenue increased by 0.6% to 26.4% in FY2019 compared to 25.9% in FY2018 due to deleverage associated with the fixed costs of our third-party logistics provider and our lower revenue.

Other Income and Interest Expense

Other income and interest expense increased by $100,842 to $806,504 in FY2019 compared to $705,662 in FY2018 primarily related to an increase of $66,930 in interest expense. Other income and interest expense as a percentage of revenue increased by 7.9% to 26.6% in FY2019 compared to 18.7% in FY2018 due to lower revenue.

Net Loss

Net loss increased by $0.9 million to a loss of $5.7 million for FY2019 compared to a loss of $4.7 million in FY2018 primarily due to lower revenue, lower gross profit in both dollars and as a percentage of revenue associated with the December 2018 promotional credit, an increase in general and administrative expenses offset by a decrease in both sales and marketing and distribution expenses.

Liquidity and Capital Resources

As of December 31, 2019, the company held $40,469 in cash, $1,061,969 in inventory and $63,516 in other current assets, and $1,597,770 in accounts payable and $2,444,237 in other current liabilities (excluding venture debt). This is compared with December 31, 2018, where the company held $584,481 in cash, $1,208,642 in finished goods and $280,176 in other current assets, and $987,554 in accounts payable and $1,209,272 in other current liabilities (excluding venture debt). The in inventory was a result of the new supply chain starting to deliver its first products. This in turn helped deliver strong 1Q 2019 results. The increase in Accounts Payable was a result of increased payables associated with lower cash flow throughout the supply chain overhaul.

Regulation A+ Financing

The company completed a second Regulation A+ financing round, which was qualified by the SEC on September 7, 2017. This offering was also conducted through SeedInvest. As of December 31, 2018, the company had closed on $2,966,371 in this round, which ceased accepting investors on March 23, 2018. We issued 5,932,742 shares issued at a price of $0.50 per share.

The company has undertaken a third Regulation A+ financing round, which was qualified by the SEC in September 2018. This offering was also conducted through SeedInvest and Start Engine. As of December 31, 2019, the company received gross proceeds of $4,358,209 in this round. We issued 8,223,036 shares at a price of $0.53 per share.

Loan from Black Oak Capital

On March 10, 2017, the company closed a loan agreement with bocm3-DSTLD-Senior Debt, LLC (Black Oak Capital). As of February 2019, the loan was amended to increase the borrowable amount from $4,000,000 to $5,000,000. Black Oak Capital requires interest only payments at 12.50% per annum, along with a management fee, monthly for three years when the entire principal of the loan is due. As of December 31, 2019, the company had a gross outstanding balance of $4,641,817 of this loan, including interest.

Related Party Loans Payable

An officer of the Company converted advances to a loan, which net of repayments amounted to $115,000 and $0 as of December 31, 2019 and 2018. The loan bears an interest rate of 5% per annum.

Trend information

The Company’s main focus over the next year is to build upon our closet share thesis by cross marketing our current brands and acquiring more brands once we are publicly listed. This allows us to offer multiple style looks, which we believe results in best of class KPIs, margins and sustainable revenue growth. Very seldom does one wear the same brand from head to toe. By owning multiple brands across complementary categories, the customer is provided head to toe looks and personalized styles. This results in the customer buying and wearing multiple brands, across product categories instead of wearing a singular brand’s products in one category.

We also plan to build a data and analytics team to run data analytics on our customer data purchase behavior, so we can understand what are the trends or themes that drive repeat behavior, specific products that sell better when bought with other products, and to A/B test what offers and strategies are most successful in winning back customers based on their historical purchase behavior. Examples may include that a customer who repeat purchases in sixty days after their first purchase creates a higher quality more loyal customer, or customers who was acquired through a certain digital marketing messaging has a higher loyalty rate and higher average annual spend. We may also find that certain denim bottoms sell better with certain leather jacket styles or a certain top category like tee shirts versus terry cloth. Finally, we believe based on Spring sale through rates of new products, the customer wants us to offer them more essential products that they can wear often and for a long time period because of our higher quality fabric and production quality.

We believe the fragmented nature of the apparel industry presents substantial consolidation and growth opportunities. According to McKinsey Global Fashion Index and statista.com, fashion is one of the world’s largest and most fragmented industries, divided into multiple product segments and categories, housed in many different types of organizations, and widely dispersed across geographies. Given the fragmented nature of our industry, we believe there is significant opportunity for us to employ a disciplined acquisition program to capitalize on industry growth opportunities through value-enhancing and accretive acquisitions.

We believe there are three ideal acquisition targets: strong legacy brands that have been mismanaged, strong brands that do not have capital to grow, and wholesale brands that are struggling to transition to e-commerce.

We acquired Bailey in February 2020 (see Note 11 – Subsequent Events). Bailey was a strong brand, but had been mismanaged with declining revenue and increasing losses. Since its acquisition, we have hired a new designer, whose first collections are being well received by the wholesale and direct to consumer channels. Additionally, we have reorganized the company and eliminated significant labor and structural costs.

We have been working with Harper & Jones (see Note 11 – Subsequent Events) to reorganize their marketing team and create targeted and return driven marketing strategies. We have also helped analyze the sales representative, customer and showroom data, which we are using to develop the brand’s growth strategies. As an example, our analysis showed that the showrooms cost $125,000 to open while generating $250,000 in store level cash flow in its first year. This 100% cash on cash return shows the opportunity to open more showrooms, but Harper & Jones does not have the cash or balance sheet to support additional store openings. We plan to use a portion of the proceeds of this offering to open additional Harper & Jones showrooms in markets where the brand already has a strong customer base.

We have been in discussions with several wholesale brands that are transitioning to e-commerce. During these discussions, we have seen consistent themes and strategies that are creating an inefficient and difficult transition from wholesale to e-commerce, including utilizing the wrong third party vendors, paying too much for third party vendors, lack of return discipline, lack of cohesive digital marketing strategy and inability to create a hybrid supply chain that can support wholesale and e-commerce production. However, we do not have any agreements or understandings to acquire additional brands at this time.

Additionally, we believe that as a public company, we will be able to grow our business in an expedited manner through greater access to capital for organic and inorganic growth as well as the potential to use our stock as consideration for acquisitions.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers

John “Hil” Davis	CEO	48	Indefinite, appointed October 2018

Laura Dowling	CMO	42	Indefinite, appointed February 2019

Reid Yeoman	CFO	38	Indefinite, appointed October 2019

Directors

Mark Lynn	Chairman	37	Indefinite, appointed September 2013

Corey Epstein	Director	37	Indefinite, appointed September 2013

Trevor Pettennude	Director	53	Indefinite, appointed October 2014

John “Hil” Davis

John Hilburn Davis IV, “Hil”, has served as our President and Chief Executive Officer since October 2018. He joined DSLTD to overhaul its supply chain in March 2018. Prior to that, Mr. Davis founded two companies, BeautyKind and J.Hilburn. He founded and was CEO of BeautyKind from October 2013 to August 2017. He also founded and was CEO of J.Hilburn from January 2007 to September 2013, growing it from $0 to $55 million in revenues in six years. From 1998 to 2006 Mr. Davis worked as an equity research analyst covering consumer luxury publicly traded companies at Thomas Weisel Partners, SunTrust Robinson Humphrey and Citadel Investment Group. He graduated from Rhodes College in 1995 with a BA in Sociology and Anthropology.

Laura Dowling

Laura Dowling is currently our Chief Marketing Officer. Prior to her role she was the Divisional Vice President of Marketing & Public Relations, North America at Coach from February 2016 to August 2018.  At Coach she led a team of 25 and was held accountable for $3.5B in revenue. Prior to that she was the Director of Marketing & PR at Harry Winston from 2011 to 2016 and before her time there she was the Director of Wholesale Marketing at Ralph Lauren 2009 to 2011.  Earlier roles held at: Links of London, Bulgari Corporation of America and David Yurman.  Ms. Dowling holds both a Masters and Bachelors degree in Communications & Media Studies with a Minor in French from Fordham University, New York.

Reid Yeoman

Reid Yeoman has served as our Chief Financial Operator since October 2019. Reid is a finance professional with a core Financial Planning & Analysis background at major multi-national Fortune 500 companies—including Nike & Qualcomm. He has a proven track record of driving growth and expanding profitability with retail. From November 2017 to September 2019, Mr. Yeoman served as CFO/COO at Hurley—a standalone global brand within the Nike portfolio—where he managed the full profit and loss/Balance Sheet, reporting directly to Nike and oversaw the brand’s logistics and operations. He is a native Californian and graduated with an MBA from UCLA’s Anderson School of Management in 2013 and a BA from UC Santa Barbara in 2004.

Corey Epstein

Corey Epstein was our Co-CEO and Creative Director. He has served in that position for over six years, from August 2012 to October 2018. Prior to founding the company, he was a Senior Consultant with Deloitte Consulting from August 2011 to October 2012, and led technology transformation initiatives at clients in the Pharmaceuticals, Chemical Distribution, and Video Games industries, primarily focused around Talent Strategy and Analytics, Global Training Programs, and Change Management programs. Prior to getting his MBA from UCLA in 2009-2011, Corey led a marketing and web consulting business, serving hundreds of clients across all industries, implementing branding, design, development, and strategy projects. He also holds a BBA from Loyola Marymount University with a focus in Business Law where he was the program scholar.

Mark Lynn

Mark T. Lynn was our Co-Chief Executive Officer. He has served in that position for over five years, from September 2013 to the October 2018. Prior to joining us, until September 2011 he was Co-Founder of WINC, a direct to consumer e-commerce company which was then the fastest growing winery in the world, backed by Bessemer Venture Partners. Prior to Club W, Mark co-founded a digital payments company that was sold in 2011. Mark holds a digital marketing certificate from Harvard Business School's Executive Education Program.

Trevor Pettennude

Trevor Pettennude is a seasoned financial services executive. In 2013, Trevor became the CEO of 360 Mortgage Group, where he oversees a team of 70 people generating over $1 billion of annual loan volume. Trevor is also the founder and principal of Banctek Solutions, a global merchant service company which was launched in 2009 and which processes over $300 million of volume annually.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2019, we compensated our highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Laura Dowling	CMO	$211,538	$0	$211,538
Reid Yeoman	CFO	$34,615	$0	$34,615

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Mark T Lynn, 375 N. La Cienega Blvd, #216, West Hollywood, CA 90048	2,688,889 shares held directly	5,211,111 shares available from issued stock options that fully vested in December 2017 and October 2019	30.76%
Common Stock	Corey Epstein, 375 N. La Cienega Blvd, West Hollywood, CA 90048	6,050,000 shares held directly	1,850,000 shares available from issued stock options that fully vested in December 2017 and October 2019	10.92%
Common Stock	Trevor Pettennude, 919 Vine Street, Denver, CO 80206	0 shares directly held	1,170,000 shares available from issued stock options that fully vested in December 2017 and October 2019	6.91%
Series Seed Preferred Stock	Corey Epstein, 375 N. La Cienega Blvd, West Hollywood, CA 90048	617,122 shares directly held	N/A	1.90%
Series Seed Preferred Stock	Trevor Pettennude, 919 Vine Street, Denver, CO 80206	3,862,737 shares held through Zillion, LLC	N/A	11.91%

Amounts are as of December 31, 2019. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Banctek Solutions

We use Banctek Solutions, a registered independent sales organization (ISO) of FirstData as our back-end payment processor. Trevor Pettennude is majority owner of Banctek Solutions. We started to use Banctek Solutions services prior to Mr. Pettennude’s involvements with DSTLD.

Employee Backpay, Loans Receivable and Loans Payable

Two former officers and one current officer of the Company deferred their salary during portions of 2014-2016 and 2019, respectively. The Company commenced repaying the two former officer obligations during 2017; however, no additional payments were made during 2018. The balance of employee backpay to former officers as of December 31, 2018 was approximately $430,500. The Company has loaned funds to these same two officers of the Company throughout the life of the business, which net of repayments amounted $234,500 as of December 31, 2018. These loans are payable on demand and do not bear interest. Due to the right of offset of the loans’ receivable and backpay for the former officers, such amounts were netted as of December 31, 2018 and included in due to related parties on the accompanying balance sheet. As of December 31, 2019, due to related parties totaled $415,380 which included additional advances from one former officer and the current officer. In 2019, the balance due to one these former officers were relieved in full through offset. The second former officer received repayment on all balances that existed as of 2018 and advanced additional funds to the Company. These advances are non-interest bearing and due on demand. The current officer converted prior advances to a loan payable (see below). As of December 31, 2019, the due to related parties account on the accompanying balance sheet include advances from the former officer, who also serves as a Director, totaling $194,568, and accrued salary of $68,859 to a current officer.

An officer of the Company previously advanced funds to the Company for working capital, as described above. These prior advances were converted to a note payable totaling $115,000 as of December 31, 2019. The loan bears an interest rate of 5% per annum.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

Denim.LA, Inc.

Financial Statements

December 31, 2019 and 2018

Denim.LA, Inc.

Audited Financial Statements

December 31, 2019 and 2018

DENIM.LA, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Denim.LA, Inc.

Los Angeles, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Denim.LA, Inc. (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s net losses from inception, negative cash flow from operations, and lack of liquidity raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor since 2018

Newport Beach, California

December 11, 2020

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2019 and 2018

	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$40,469	$584,481
Inventory	1,061,969	1,208,642
Deferred offering costs	-	101,762
Prepaid expenses	63,516	178,414
Total Current Assets	1,165,954	2,073,299

Non-Current Assets:
Property, equipment, and software, net	72,593	113,630
Deposits	43,510	58,000
Total Non-Current Assets	116,103	171,630

TOTAL ASSETS	$1,282,057	$2,244,929

See accompanying notes to financial statements

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2019 and 2018

	2019	2018
LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities:
Current Liabilities:
Accounts payable	$1,597,770	$987,554
Accrued expenses and other liabilities	1,121,317	518,933
Deferred revenue	15,231	274,959
Due to related parties	263,427	415,380
Convertible note	799,280	-
Accrued interest payable	129,982	-
Note payable - related party	115,000	-
Venture debt, net of discount and interest payable of $159,995 and $225,720	4,382,549	3,774,280
Total Current Liabilities	8,424,556	5,971,106
Long-Term Liabilities:
Warrant liability	7,700	-
Total Liabilities	8,432,256	5,971,106

Commitments and contingencies (Note 10)

Stockholders' Deficit:
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 and 20,714,518 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $5,633,855 and $5,633,855 as of December 31, 2019 and 2018, respectively.	2,071	2,071
Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 5,654,072 and 5,650,903 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $2,713,955 and $2,712,433 as of December 31, 2019 and 2018, respectively.	565	565
Series A-2 convertible preferred stock, $0.0001 par, 20,000,000 shares authorized, 5,932,742 and 5,932,742 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $2,966,371 and $2,966,371 as of December 31, 2019 and 2018, respectively.	593	593
Series A-3 convertible preferred stock, $0.0001 par, 18,867,925 shares authorized, 8,223,036 and 3,447,608 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $4,358,209 and $1,827,232 as of December 31, 2019 and 2018, respectively.	823	345
Series CF convertible preferred stock, $0.0001 par, 2,000,000 shares authorized, 126,641 and 124,204 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $65,853 and $64,586 as of December 31, 2019 and 2018, respectively.	12	12
Undesignated preferred stock, $0.0001 par, 936,144 shares authorized, 0 and 0 issued and outstanding as of December 31, 2019 and 2018, respectively.	-	-
Common Stock, $0.0001 par, 110,000,000 shares authorized, 10,377,615 and 10,377,615 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	1,038	1,038
Additional paid-in capital	15,485,078	13,241,211
Subscription receivable	(22,677)	(8,283)
Accumulated deficit	(22,617,702)	(16,963,729)
Total Stockholders' Deficit	(7,150,199)	(3,726,177)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,282,057	$2,244,929

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$3,034,216	$3,777,493
Costs of net revenues	1,626,505	1,656,332
Gross profit	1,407,711	2,121,161

Operating Expenses:
General and administrative	4,584,010	3,121,355
Sales and marketing	869,285	2,042,360
Distribution	801,885	976,517
Total Operating Expenses	6,255,180	6,140,232

Loss from operations	(4,847,469)	(4,019,071)

Other Income (Expense):
Interest expense	(772,592)	(705,662)
Other non-operating expenses	(33,112)	-
Total Other Expenses	(805,704)	(705,662)

Provision for income taxes	800	800

Net Loss	$(5,653,973)	$(4,725,533)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,377,615	10,377,615
Net loss per common share
-Basic and Diluted	$(0.54)	$(0.46)

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For the years ended December 31, 2019 and 2018

	Series Seed Preferred Stock		Series A Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series CF		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid- in Capital	Capital Contribution Receivable	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
December 31, 2017	20,714,518	2,071	5,650,903	565	2,584,766	258	-	-	-	-	10,377,615	1,038	9,696,864	(2,154)	-	(12,238,196)	(2,539,554)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	217,009	-	-	-	217,009
Issuance of Series A-2 preferred stock	-	-	-	-	3,347,976	335	-	-	-	-	-	-	1,673,653	-	-	-	1,673,988
Issuance of Series CF Preferred stock	-	-	-	-	-	-	-	-	124,204	12	-	-	64,574	-	-	-	64,586
Issuance of Series A-3 preferred stock	-	-	-	-	-	-	3,447,608	345	-	-	-	-	1,826,887	-	-	-	1,827,232
Subscription receivable from Series CF	-	-	-	-	-	-	-	-	-	-	-	-		-	(8,283)	-	(8,283)
Write off of contribution receivable	-	-	-	-	-	-	-	-	-	-	-	-		2,154	-	-	2,154
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(385,719)	-	-	-	(385,719)
Fair value of warrant issuances - venture debt	-	-	-	-	-	-	-	-	-	-	-	-	147,943	-	-	-	147,943
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,725,533)	(4,725,533)
Balance as of December 31, 2018	20,714,518	$2,071	5,650,903	$565	5,932,742	$593	3,447,608	$345	124,204	$12	10,377,615	$1,038	$13,241,211	$-	$(8,283)	$(16,963,729)	$(3,726,177)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	172,491	-	-	-	172,491
Issuance of Series CF Preferred stock	-	-	-	-	-	-	-	-	2,437	-	-	-	-	-	8,283	-	8,283
Shares issued to holders in prior offerings	-	-	3,169	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Series A-3 preferred stock	-	-	-	-	-	-	4,775,428	478	-	-	-	-	2,530,499	-	(22,677)	-	2,508,300
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(509,051)	-	-	-	(509,051)
Fair value of warrant issuances - venture debt	-	-	-	-	-	-	-	-	-	-	-	-	49,928	-	-	-	49,928
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,653,973)	(5,653,973)
Balance as of December 31, 2019	20,714,518	$2,071	5,654,072	$565	5,932,742	$593	8,223,036	$823	126,641	$12	10,377,615	$1,038	$15,485,078	$-	$(22,677)	$(22,617,702)	$(7,150,199)

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,653,973)	$(4,725,533)
Adjustments to reconcile net loss to net cash used in operating activities:		-
Depreciation and amortization	48,885	26,346
Write-off of capital contribution receivable	-	2,154
Amortization of loan discount	65,577	78,833
Amortization of loan fees	84,371	92,361
Stock-based compensation	172,491	217,009
Changes in operating assets and liabilities:
Inventory	146,673	(216,655)
Other current assets	114,898	(81,746)
Accounts payable	610,216	122,595
Accrued expenses and other liabilities	602,384	90,028
Deferred revenue	(259,728)	225,905
Accrued compensation - related party	68,859	-
Accrued interest	129,982	-
Net cash used in operating activities	(3,869,365)	(4,168,703)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7,848)	(111,204)
Proceeds from repayment of related party receivable	-	171,900
Deposits and other	14,490	(22,805)
Net cash provided by investing activities	6,642	37,891

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (repayment) - related party advances, net	(105,812)	199,312
Proceeds from venture debt, net of fees	508,249	1,092,500
Issuance of convertible notes payable	799,280	-
Proceeds from sale of Series A-2 preferred stock	-	1,673,988
Proceeds from sale of Series A-3 preferred stock	2,508,300	1,827,232
Proceeds from sale of Series CF preferred stock	8,283	64,586
Subscription receivable from Series A-3 preferred stock	-	(8,283)
Offering costs	(399,589)	(480,942)
Net cash provided by financing activities	3,318,711	4,368,393

Increase (decrease) in cash and cash equivalents	(544,012)	237,581
Cash and cash equivalents, beginning of year	584,481	346,900
Cash and cash equivalents, end of year	$40,469	$584,481

Supplemental Disclosure of Non-Cash Financing Activities:
Warrants issued for offering costs	$71,400	$62,590
Warrants issued with venture debt	$49,928	$147,943
Subscription receivable for Series A-3 Preferred Stock	$22,677	$-

See accompanying notes to financial statements

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the “Company”), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the names DSTLD and Digital Brands Group. The Company sells premium denim and other products direct to consumers.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") a pandemic. As the global spread of COVID-19 continues, DBG remains first and foremost focused on a people-first approach that prioritizes the health and well-being of its employees, customers, trade partners and consumers. To help mitigate the spread of COVID-19, DBG has modified its business practices, including in response to legislation, executive orders and guidance from government entities and healthcare authorities (collectively, "COVID-19 Directives"). These directives include the temporary closing of offices and retail stores, instituting travel bans and restrictions and implementing health and safety measures including social distancing and quarantines.

The full extent of the future impact of the COVID-19 pandemic on the Company’s operational and financial performance is currently uncertain and will depend on many factors outside the Company’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the development and availability of effective treatments and vaccines, and the imposition of protective public safety measures.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has sustained net losses of $5,653,973 and $4,725,533 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. The Company has historically lacked liquidity to satisfy obligations as they come due and as of December 31, 2019, the Company had a working capital deficit of $7,258,602. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments as a result of this uncertainty.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents and Concentration of Credit Risk

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. As of December 31, 2019 and 2018, the company did not hold any cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company’s financial instruments consist of cash and cash equivalents, accounts payable, accrued expenses, due to related parties, related party note payable, and convertible debt. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.

Certain of the Company's common stock warrants are carried at fair value. The fair value of the Company’s common stock warrant liabilities has been measured under the Level 3 hierarchy using the Black-Scholes pricing model. (See Note 8). The Company’s underlying common stock has no observable market price and was valued using a market approach. Changes in common stock warrant liability during the years ended December 31, 2019 are as follows:

Outstanding as of December 31, 2018	$-
Warrants granted	7,700
Outstanding as of December 31 ,2019	$7,700

Inventory

Inventory is stated at the lower of cost or net realizable value and accounted for using the weighted average cost method. The inventory balances as of December 31, 2019 and 2018 consist substantially of finished good products purchased for resale, as well as any materials the Company purchased to modify the products.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2019 and 2018 consist of software with three (3) year lives, property and equipment with 3-10 year lives, and leasehold improvements which are depreciated over the shorter of the lease life or expected life.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $48,885 and $26,346 for the years ended December 31, 2019 and 2018, respectively. Capital assets as of December 31, 2019 and 2018 are as follows:

	2019	2018
Computer equipment	$57,004	$52,936
Furniture and fixtures	70,108	66,328
Leasehold improvements	40,351	40,351
	167,463	159,615
Accumulated depreciation	(97,703)	(50,235)

Property and equipment, net	$69,760	$109,380

Software	$56,450	$56,450
Accumulated amortization	(53,617)	(52,200)

Software, net	$2,833	$4,250

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Revenue Recognition

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. The Company provides the customer the right of return on the product and revenue is adjusted based on an estimate of the expected returns based on historical rates. The Company considers the sale of products as a single performance obligation. Sales tax collected from customers and remitted to taxing authorities is excluded from revenue and is included in accrued expenses. Revenue is deferred for orders received for which associated shipments have not occurred. ASC 606 has been adopted effective January 1, 2029 using the modified retrospective method with no adjustment.

The reserve for returns totaled approximately $100,000 and $188,532 as of December 31, 2019 and 2018, respectively, and is included in accrued expenses and other liabilities in the accompanying balance sheets.

Cost of Revenues

Cost of revenues consists primarily of inventory sold and related freight-in.

Shipping and Handling

The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as a component of sales and marketing. Total shipping and handling billed to customers as a component of net revenues was approximately $39,000 and $57,000 for the years ended December 31, 2019 and 2018, respectively. Total shipping and handling costs included in distribution costs were approximately $357,000 and $469,000 for the years ended December 31, 2019 and 2018, respectively.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2019 and 2018 amounted to approximately $579,000 and $1,372,000, respectively, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Deferred Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2019 and 2018 are as follows:

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

	2019	2018
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock (convertible to common stock)	5,654,072	5,650,903
Series A-2 Preferred Stock (convertible to common stock)	5,932,742	5,932,742
Series CF Preferred Stock (convertible to common stock)	126,641	124,204
Series A-3 Preferred Stock (convertible to common stock)	8,223,036	3,447,608
Common stock warrants	6,530,657	4,197,745
Preferred stock warrants	806,903	547,141
Exercisable stock options	16,940,861	13,278,843
Total potentially dilutive shares	64,929,430	53,897,703

Concentrations

The Company utilized two vendors that made up 39% and 29% of all inventory purchases, respectively during the year ended December 31, 2019 and two vendors that made up 29% and 26% of all inventory purchases, respectively during the year ended December 31, 2018.  The loss of one of these vendors, may have a negative short-term impact on the Company’s operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02: Leases (Topic 842). The new guidance generally requires an entity to recognize on its balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The new standard requires a modified retrospective transition for existing leases to each prior reporting period presented. The Company has elected to utilize the extended adoption period available to the Company as an emerging growth company and has not currently adopted this standard. This standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its financial position, results of operations and cash flows once adopted.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The amendments in ASU 2018-13 modify the disclosure requirements associated with fair value measurements based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating ASU 2018-13 and its impact on its financial statements.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4:  LIABILITIES AND DEBT

Accrued Expenses and Other Liabilities

The Company accrued expenses and other liabilities line in the balance sheets is comprised of the following as of December 31, 2019 and 2018:

	2019	2018
Accrued expenses	$188,341	$106,687
Reserve for returns	100,000	188,532
Payroll related liabilities	412,155	78,829
Sales tax liability	156,707	35,548
Other liabilities	264,114	109,527
	$1,121,317	$518,933

Certain liabilities including sales tax and payroll related liabilities maybe be subject to interest in penalties; however as of the date of these financial statements no such additional costs have been incurred.

Venture Debt

In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, legal and accounting fees of up to $40,000, and management fees of $4,167-$5,000 per month. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at maturity in March 2021. As of the date of these financial statements, all loans made under the Venture Debt agreement, including those described in Note 11 are in default.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company, is collateralized by all assets of the Company, and shares of the Company’s common stock pledged by officers of the Company. As of December 31, 2019 and 2018, the gross loan balance is $4,542,544 and $4,000,000, resulting from cash disbursed to the Company and considerations for outstanding interest of $508,249 and $1,092,500 plus loan fees of $34,296 and $57,500 charged to the loan balance, respectively. The Company failed to comply with certain debt covenants during the years ended December 31, 2019 and 2018. Accordingly, as of December 31, 2019 and 2018, the venture debt is shown as a current liability.

The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, which was increased to 1.358% during 2019. During 2019 and 2018, the Company granted 2,010,423 and 1,248,347 common stock warrants, respectively, to the lender with an exercise price of $0.16 per share and a ten-year contractual life. As discussed in Note 8, during 2019 and 2018, these warrants were valued at $49,928 and $147,943, respectively. The value of the warrants was initially recorded as a discount to the note, which is amortized over its term.

For the years ended December 31, 2019 and 2018, $149,948 and $171,194 of these loan fees and discounts from warrants were amortized to interest expense, leaving unamortized balances of $159,995 and $225,720 as of December 31, 2019 and 2018, respectively. Unamortized balances are expected to be amortized through June 2021, the maturity date of the loan.

Interest expense and effective interest rate on this loan for the year ended December 31, 2019 and 2018 was $624,127 and $526,251, and 17.7% and 18.6%, all respectively.

Convertible Debt

For the year ended December 31, 2019, the Company received gross proceeds of $799,280 from a Regulation D convertible debt offering. The debt accrues interest at a rate of 12% per annum with a maturity date of thirty-six months from the date of issuance.  The debt is contingently convertible contains both automatic and optional conversions. The debt converts automatically upon an initial public offering at $0.14 per share. If, prior to maturity there is a change in control event, the holders of a majority of the debt can vote to convert two times the value of the principle, with accrued interest being eliminated, at 1) the fair market value of the company’s common stock at the time of such conversion, 2) $0.14 per share, 3) dividing the valuation cap ($9,000,000) by the pre-money fully diluted capitalization. Upon maturity and vote of the majority investors, principal balances can be converted into common stock at the quotient by dividing the valuation cap by the fully diluted capitalization. As the debt is not currently convertible and ultimate number of shares is not known, it is not included in dilutive share counts.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

NOTE 5: STOCKHOLDERS’ DEFICIT

Convertible Preferred Stock

In September 2018, the Company amended and restated its articles of incorporation, increasing the authorized common stock to 110,000,000 shares and increasing the authorized preferred stock to 77,000,000 shares. The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, 2,000,000 shares of Series CF Preferred Stock, 18,867,925 shares of Series A-3 Preferred Stock, and with 936,144 shares of preferred stock undesignated. The Company also amended the rights and privileges applicable to the various share classes to include the newly designated Series CF Preferred Stock and Series A-3 Preferred Stock. Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders, Series A-2 Preferred Stock holders, Series CF Preferred Stock holders, and Series A-3 Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock is subject to an optional conversion right, where the preferred stock is convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company’s common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, $0.50 per share for Series A-2 Preferred Stock, $0.52 per share for Series CF Preferred Stock, and $0.53 per share for Series A-3 Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock, and Series A-3 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date.

On February 11, 2020 the Company increased the authorized common stock to 200,000,000 and the authorized preferred stock to 125,000,000, and authorized 20,754,717 Series B Preferred Stock (“Series B”). Liquidation preference on Series B is $0.53 per share and convertible to common at a 1:1 rate. The Series B is non-voting. All other authorized preferred stock remained the same.

As of December 31, 2019 and 2018, 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, 5,654,072 shares of Series A Preferred Stock were issued and outstanding, 5,932,742 shares of Series A-2 Preferred Stock were issued and outstanding, 126,641 shares of Series CF Preferred Stock were issued and outstanding, and 8,223,036 and 3,447,608 shares of Series A-3 Preferred Stock were issued and outstanding, all respectively.

Based on circumstances in place as of December 31, 2019 and 2018, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.00 and 1.00 multiple and the liquidation preference on the Series A Preferred Stock was subject to a multiple of 1.00 and 1.00, all respectively. The total liquidation preferences as of December 31, 2019 and 2018 amounted to 15,738,243.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

In 2018, the Company issued 124,204 shares of Series CF Preferred Stock at price of $0.52, providing gross proceeds of $64,586 and 3,447,608 shares of Series A-3 Preferred Stock at price per share of $0.53, providing gross proceeds of $1,827,232.

In 2019, the Company sold 4,775,428 shares of Series A-3 Preferred Stock at a price of $0.53 per share, providing gross proceeds of $2,530,977.

Common Stock

The Company had 110,000,000 shares of common stock authorized with a par value of $0.0001 as of December 31, 2019 and 2018. As of December 31, 2019 and 2018, 10,377,615 shares of common stock were issued and outstanding. There were no shares of common stock issued during 2019 or 2018. In 2020, the common stock authorized was increased to 200,000,000.

Common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

NOTE 6: RELATED PARTY TRANSACTIONS

Employee Backpay, Loans Receivable and Loans Payable

Two former officers and one current officer of the Company deferred their salary during portions of 2014-2016 and 2019, respectively. The Company commenced repaying the two former officer obligations during 2017; however, no additional payments were made during 2018. The balance of employee backpay to former officers as of December 31, 2018 was approximately $430,500. The Company has loaned funds to these same two officers of the Company throughout the life of the business, which net of repayments amounted $234,500 as of December 31, 2018. These loans are payable on demand and do not bear interest. Due to the right of offset of the loans’ receivable and backpay for the former officers, such amounts were netted as of December 31, 2018 and included in due to related parties on the accompanying balance sheet. As of December 31, 2018, due to related parties totaled $415,380 which included additional advances from one former officer and the current officer. In 2019, the balance due to one these former officers were relieved in full through offset. The second former officer, who is a director, received repayment on all balances that existed as of 2018 and advanced additional funds to the Company. These advances are non-interest bearing and due on demand. The current officer converted prior advances to a loan payable (see below). As of December 31, 2019, the due to related parties account on the accompanying balance sheet include advances from the former officer, who also serves as a director, totaling $194,568, and accrued salary of $68,859 to a current officer.

An officer of the Company previously advanced funds to the Company for working capital, as described above. These prior advances were converted to a note payable totaling $115,000 as of December 31, 2019. The loan bears an interest rate of 5% per annum.

Payment Processor:

The Company’s backend payment processor’s majority shareholder is a director of the Company. Total expenses for the years ended December 31, 2019 and 2018 were $140,221 and $121,223, respectively, and included in sales and marketing in the accompanying statements of operations.

NOTE 7:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $6,047,117 and $4,357,170, respectively. The following table presents the deferred tax assets and liabilities by source:

	2019	2018
Deferred Tax Assets:
Net operating loss carryforwards	$6,060,102	$4,357,985
Stock-based compensation	36,829	67,381
Deferred Tax Liabilities:
Depreciation timing differences	(5,103)	(5,103)
Unamortized debt issuance costs	(44,711)	(63,093)
Valuation Allowance	(6,047,117)	(4,357,170)
Net Deferred Tax Asset	-	-

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $6,047,117 and $4,357,170 were recorded as of December 31, 2019 and 2018, respectively. Valuation allowance increased by $1,689,947 and $69,300 during the years ended December 31, 2019 and 2018, respectively. Accordingly, a $800 and $800 provision for income taxes has been recognized for each of the years ended December 31, 2019 and 2018. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be approximately 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $21,650,000 and $15,590,000, which may be carried forward and will start to expire starting in 2034.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities.  The tax rate change reduced the Company’s net deferred tax assets by $1,849,596 at December 31, 2018. However, this change had no impact to the Company’s net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2016-2019 tax years remain open to examination.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

NOTE 8: SHARE-BASED PAYMENTS

Warrants

In March 2017, the lender of venture debt was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, see Note 4. During the years ended December 31, 2019 and 2018, 2,010,423 and 1,248,347 common stock warrants were granted under the terms of the loan, respectively, to the lender with an exercise price of $0.16 per share and a ten-year contractual life. In aggregate, these warrants were valued at $49,928 and $147,943, respectively using the below range of inputs using the Black-Scholes model.

During the Company’s Series A-3 Preferred Stock raise, the company granted 332,489 common warrants to a funding platform. The warrants are fully vested with an exercise price of $0.53 per share, expiring in five years. The warrants contain a put option for the Company to redeem the warrants in cash in a change-in-control transaction, equal to the Black-Scholes value immediately prior to the fundamental event. The warrants also include other down-round and anti-dilution features if shares of common stock are issued or granted at a lesser value than the strike price which may also require additional warrants to be issued, such that the aggregate value of the strike price remains the same. The number of warrants also increase by 25% each six months after they are exercised in which an IPO has not occurred. As the warrants include a put option and embody an obligation for the Company to redeem these warrants in cash upon a contingent event, they are presented as a liability in the accompanying balance sheet. The Company valued the warrants at $7,700 using a Black-Scholes model within the same inputs described below. The volatility rate of 100% was used as it is a floor volatility as defined by the warrants. The change in fair value between the time the warrants were granted and December 31, 2020, was negligible.

	2019	2018
Risk Free Interest Rate	1.47-2.49%	2.02-2.43%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	58.0-100%	55.0%
Expected Life (years)	5.00	5.00

For valuing the warrants noted above, the Company uses the same assumptions used for valuing employee options as noted below in the Stock Plan section, with the exception of the useful life which is either the contractual life or for the Venture Debt the estimated life which is based on the occurrence of an acquisition or IPO.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

A summary of information related to common stock warrants for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018
	Common Stock Warrants	Weighted Average Exercise Price	Common Stock Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	4,197,745	$0.16	2,949,398	$0.16
Granted	2,342,912	0.21	1,248,347	0.16
Exercised	-		-
Forfeited	(10,000)		-
Outstanding - end of year	6,530,657	$0.16	4,197,745	$0.16

Exercisable at end of year	6,530,657	$0.18	4,197,745	$0.16

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Preferred Stock Warrants

In 2018, in conjunction with the closing of its Series A-2 Preferred Stock offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 296,637 fully vested warrants to purchase its Series A-2 Preferred Stock at an exercise price of $0.50 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $62,590 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the year ended December 31, 2018.

During the Company’s 2019 Series A-3 Preferred Stock raise, the company granted 261,430 warrants to purchase Series A-3 Preferred Stock to a funding platform. The warrants are fully vested with an exercise price of $0.53 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $71,400 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the year ended December 31, 2019.

	2019	2018
Risk Free Interest Rate	2.49%	2.63%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	58.00%	32.00%
Expected Life (years)	5.00	3.50

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

A summary of information related to preferred stock warrants for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018
	Preferred Stock Warrants	Weighted Average Exercise Price	Preferred Stock Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	545,473	$0.47	545,473	$0.47
Granted	261,430	0.53	-	0.46
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	806,903	$0.49	545,473	$0.47

Exercisable at end of year	806,903	$0.49	545,473

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 18,693,055 shares as of December 31, 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 1,752,194 as of December 31, 2019.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	17,751,416	$0.15	13,381,416	$0.13
Granted	2,633,208	0.21	4,920,000	$0.21
Exercised	-		-
Forfeited	(3,443,764)		(550,000)	$0.11
Outstanding - end of year	16,940,860	$0.16	17,751,416	$0.15

Exercisable at end of year	11,719,596	$0.14	13,278,843	$0.14

Weighted average grant date fair value of options granted during year	$0.016		$0.115

Weighted average duration (years) to expiration of outstanding options at year-end	6.63		7.53

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The number of stock award forfeitures are recognized as incurred. The assumptions utilized for option grants during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Risk free interest rate	1.59% - 2.55%	2.83%
Expected dividend yield	0%	0%
Expected volatility	58%	55%
Expected life (years)	6.25	5.50 - 6.25
Weighted Average fair value of stock options granted -	$0.0164	$0.114

The total grant-date fair value of the options granted during the year ended December 31, 2019 and 2018 was $39,441 and $565,120, respectively. Stock-based compensation expense of $172,491 and $217,009 was recognized for the years ended December 31, 2019 and 2018, respectively, and was recorded to general and administrative expense in the statements of operations. Total unrecognized compensation cost related to non-vested stock option awards as of December 31, 2019 amounted to $336,797 and will be recognized over a weighted average period of 2.35 years.

NOTE 9: LEASE OBLIGATIONS

The Company entered into three short-term lease agreements for building space during 2018, two of which, with total base rent of $40,000 per month, terminated on the same year. The total base rent from the one remaining lease agreement is 10% of gross sales.

In January 2018, the Company entered into a lease agreement requiring base rent payments of $14,500 per month for a 36-month term. The lease required a $43,500 deposit. The Company terminated its lease agreement in February 2020. The Company received $73,500 from the landlord, which included $43,500 from the security deposit and two-thirds of the brokerage commission payable for the sub-lease agreement. See Note 10.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Total rent expense for the years ended December 31, 2019 and 2018 was $210,352 and $310,493, respectively.

NOTE 10: CONTINGENCIES

We were in a lawsuit with our Los Angeles landlord in 2019.  In February 2020, we settled with the landlord and terminated our lease agreement. The Company received $73,500 from the landlord, which included $43,500 from the security deposit and two-thirds of the brokerage commission payable for the sub-lease agreement, which will be received in 2020. The premises have been vacated there is no additional liability.

NOTE 11: SUBSEQUENT EVENTS

1)	See Note 5 for increase to authorized common and preferred shares.

2)

As of December 1, 2020 the Company had issued 7,710,343 warrants to Venture Debt holder with an exercise price of $0.16 with a ten-year exercise period for gross debt proceeds of $1,050,000 and relief of accrued interest of $209,211. Actual funds received were net of on-issuance discounts of approximately 5% on each tranche.

3)	The Company issued 809,294 of series A-3 Preferred Stock at a price of $0.53 per share with the Company’s Regulation A (Tier II) Offering for gross proceeds of $428,925.

4)	The Company issued 709,690 of series CF Preferred Stock at a price of $0.44 per share with the Company’s Regulation CF offering for gross proceeds of $309,750.

5)	The Company received gross proceeds of $150,000 from a Regulation D convertible debt offering that is still open for additional investments. The terms of the Regulation D convertible debt offering are (1) a conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.5. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing, and (2) simple interest on the outstanding principal amount at the rate of 14% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request the Majority Holders on or after November 13, 2022 (the "Maturity Date").

6)	The Company granted 1,432,619 stock options at a strike price of $0.06 to several employees, vendors, and consultants. The options vest according to the Company's 2013 stock option plan.

7)	The Company terminated its facility lease in 2020. See Note 9 and 10.

8)	In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $203,994 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

9)	The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 25, 2020 the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum.

10)	We believe there are three ideal acquisition targets: strong legacy brands that have been mismanaged, strong brands that do not have capital to grow, and wholesale brands that are struggling to transition to e-commerce. Based on that criteria, we acquired or are attempting to acquire the below brands.

On February 12, 2020, Denim.LA, Inc. (“Denim”) entered into an Agreement and Plan of Merger (the "Merger Agreement") by and between Bailey 44, LLC, a Delaware limited liability company ("Bailey"), Norwest Venture Partners XI, LP, a Delaware limited partnership (“NVP XI”), and Norwest Venture Partners XII, LP, a Delaware limited partnership (“NVP XII”, each of NVP XI and NVP XII known herein as a “Holder” and together the “Holders”), on the one hand, and the issuer, and Denim.LA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the issuer (“Merger Sub”), on the other hand to effect the merger of Merger Sub with and into Bailey (the “Merger”). Upon the consummation of the Merger (the “Effective Time”), which occurred on the date of the Merger Agreement, Merger Sub ceased to exist and Bailey was the entity surviving the Merger.

Bailey was a strong brand, but had been mismanaged with declining revenue and increasing losses.  Since its acquisition, we have hired a new designer, whose first collections are being well received by the wholesale and direct to consumer channels.  Additionally, we have reorganized the company and eliminated significant labor and structural costs.

Prior to the Merger, Bailey had (a) membership interests consisting of Preferred Units, Common Units and Performance Units (collectively, the “Membership Units”) outstanding and (b) entered into certain Phantom Performance Unit Agreements (the “Phantom Performance Units”). All Preferred Units were held by the Holders. As a result of the Merger, (A) each Preferred Unit issued and outstanding immediately prior to the Effective Time of the Merger was converted (and when so converted, was automatically cancelled and retired and ceased to exist) in exchange for the right to receive a portion of (i) an aggregate of 20,754,717 newly issued shares of Series B Preferred Stock, par value $0.001 per share, of Denim (the “Parent Stock”) and (ii) a promissory note in the principal amount of $4,500,000, (B) all other Membership Units other than the Preferred Units as well as all Phantom Performance Units were cancelled and no consideration was delivered in exchange therefor, and (C) Bailey became the wholly-owned subsidiary of Denim. The Articles of Incorporation were amended to authorize the newly issued shares of Series B Preferred Stock, par value $0.001 per share, of Denim (the “Parent Stock”).

Of the shares of Parent Stock issued in connection with the Merger, 16,603,773 shares were delivered on the effective date of the Merger (the “Initial Shares”) and four million one hundred fifty thousand nine hundred forty four (4,150,944) shares were held back solely, and only to the extent necessary, to satisfy any indemnification obligations of Bailey or the Holders pursuant to the terms of the Merger Agreement (the “Holdback Shares”).

Denim agreed that if at that date which is one year from the closing date of Denim’s initial public offering, the product of the number of shares of Parent Stock issued under the Merger Agreement multiplied by the sum of the closing price per share of the common stock of Denim on such date as quoted on Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be, plus Sold Parent Stock Gross Proceeds (as that term is defined in the Merger Agreement) does not exceed the sum of $11,000,000 less the value of any Holdback Shares cancelled further to the indemnification provisions of the Merger Agreement, then Denim shall issue to the Holders pro rata an additional aggregate number of shares of common stock of Denim equal to the valuation shortfall at a per share price equal to the then closing price per share of the common stock of Denim as quoted on the Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be. Concurrently, Denim will cause an equivalent number of shares of common stock or common stock equivalents held by affiliated stockholders of Denim prior to the date of the Merger Agreement to be cancelled pro rata in proportion to the number of shares of common stock of Denim held by each of them.

In addition, Denim agreed that at all times from the date of the Merger Agreement until the date immediately preceding the effective date of Denim’s initial public offering, in no event will the number of shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of Denim on a fully-diluted basis. Denim agreed that in the event that, at any time prior to the date immediately preceding the effective date of Denim’s initial public offering, the shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of Denim on a fully-diluted basis, Denim shall promptly issue new certificates evidencing additional shares of Parent Stock to the Holders such that the total number of shares of Parent Stock issued pursuant to Denim’s Merger Agreement is not less than 9.1% of Denim’s the outstanding capital stock on a fully-diluted basis as of such date.

The acquisition of Bailey 44 did not occur during the current (2019) reporting period and acquisition accounting work on the business combination financials remains in process at the time of filing due to constraints on resources.

11)	On October 14, 2020, Denim.LA, Inc., a Delaware corporation (the “Company”), entered into a Membership Interest Purchase Agreement (the “Agreement”) with D. Jones Tailored Collection, Ltd., a Texas limited partnership (“Seller”), to acquire all of the outstanding membership interests of Harper & Jones LLC (“H&J”) concurrent with the closing of an initial public offering by the Company (the “Transaction”). Pursuant to the Agreement, Seller, as the holder of all of the outstanding membership interests of H&J, will exchange all of such membership interests for a number of common stock of the Company equal to the lesser of (i) $9.1 million at a per share price equal to the initial public offering price of the Company’s shares offered pursuant to its initial public offering or (ii) the number of Subject Acquisition Shares; “Subject Acquisition Shares” means the percentage of the aggregate number of shares of the Company’s common stock issued pursuant to the Agreement, which is the percentage that Subject Seller Dollar Value is in relation to Total Dollar Value. “Subject Seller Dollar Value” means $9.1 million. “Total Dollar Value” means the sum of Existing Holders Dollar Value plus the Bailey Holders Dollar Value plus the aggregate dollar value with respect to all other acquisitions to be completed by the Company concurrently with its initial public offering (including the Subject Seller Dollar Value). “Existing Holders Dollar Value” means $40.0 million. “Bailey Holders Dollar Value” means $11.0 million. In addition, the Company will pay Seller a $500,000 cash payment that will be allocated towards H&J’s debt outstanding immediately prior to the closing of the Transaction. Thirty percent of the shares of the Company issued to Seller at the closing will be issued into escrow to cover possible indemnification obligations of Seller and post-closing adjustments under the Agreement.

If, at the one year anniversary of the closing date of the Company’s initial public offering, the product of the number of shares of the Company’s common stock issued at the closing of the Transaction multiplied by the average closing price per share of the shares of the Company’s common stock as quoted on the NYSE American for the thirty (30) day trading period immediately preceding such date plus Sold Buyer Shares Gross Proceeds does not exceed the sum of $9.1 million less the value of any shares of the Company’s common stock cancelled further to any indemnification claims made against Seller or post-closing adjustments under the Agreement, then the Company shall issue to Seller an additional aggregate number of shares of the Company’s common stock equal to the valuation shortfall at a per share price equal to the then closing price per share of the Company’s common stock as quoted on the NYSE American (collectively, the “Valuation Shortfall”).

Concurrently, the Company will cause a number of shares of the Company’s common stock or common stock equivalents held by certain of its affiliated stockholders prior to the closing of the Transaction to be cancelled in an equivalent Dollar amount as the Valuation Shortfall on a pro rata basis in proportion to the number of shares of the Company’s common stock or common stock equivalents held by each of them. “Sold Buyer Shares Gross Proceeds” means the aggregate gross proceeds received by Seller from sales of Sold Buyer Shares within the period that is one (1) year from the Closing Date. “Sold Buyer Shares” means shares of the Company’s common stock issued to Seller further to the Transaction and which are sold by Seller within the period that is one (1) year from the closing of the Transaction.

The obligations of each party to consummate the transactions contemplated by the Agreement are predicate on the closing of the initial public offering on or before December 31, 2020. Should the initial public offering not occur by that date, either the Company or Seller may terminate the Agreement.

We have been working with Harper & Jones to reorganize their marketing team and create targeted and return driven marketing strategies.  We have also helped analyze the sales representative, customer and showroom data, which we are using to develop the brand’s growth strategies. As an example, our analysis showed that the showrooms cost $125,000 to open while generating $250,000 in store level cash flow in its first year. This 100% cash on cash return shows the opportunity to open more showrooms, but Harper & Jones does not have the cash or balance sheet to support additional store openings.  We plan to use a portion of the proceeds of this offering to open additional Harper & Jones showrooms in markets where the brand already has a strong customer base.

The acquisition agreement with Harper & Jones did not occur during the current (2019) reporting period and is contingent upon an initial public offering. According, acquisition accounting has not been completed and preparation of historical financials remain in progress at the time these financial statements were available to be issued.

Management’s Evaluation

Management has evaluated subsequent events through December 11, 2020 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim.LA, Inc.

By	/s/ John “Hil’ Davis

Hil Davis, Chief Executive Officer of
Denim.LA, Inc.

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ John “Hil’ Davis
Hil Davis, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer
Date: December 11, 2020

/s/ Mark Lynn
Mark Lynn, Chairman
Date: December 11, 2020

/s/ Trevor Pettennude
Trevor Pettennude, Director
Date: December 11, 2020

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